Form 10-K, Exhibit 13
period 1996-06-30
LUND INTERNATIONAL HOLDINGS INC
filed 1996-09-30
CIK 820526

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                         Three Years Ended June 30, 1996
                    (in thousands, except per share amounts)


     Lund International Holdings, Inc. designs, manufactures, and markets appearance automotive aftermarket accessories for light duty trucks, sport utility vehicles and vans. The Company is the world's leading supplier of automotive sunvisors, with an estimated 70% market share in this category. Beginning in fiscal 1989, Lund instituted a product diversification plan and currently has 32 product lines, classified as Visors, Bug Shields/ Hood Protectors, Running Boards, and Other Appearance Accessories.

RESULTS OF OPERATIONS:

SUMMARY: The Company posted lower net sales and net income for the first time in five years in fiscal 1996 as net sales decreased to $46,423 and net income decreased to $4,622. Shown below for the periods indicated, are the percentage relationships of certain items in the Consolidated Statements of Earnings to net sales and the percentage change of dollar amounts of such items compared with prior periods.

NET SALES: Net sales decreased 2% for the year ended June 30, 1996, to $46,423, compared to $47,384 for fiscal 1995. Net sales increased 30% in fiscal 1995, compared to net sales of $36,395 for fiscal 1994. The fiscal 1996 net sales decrease resulted primarily from lower sales of the Visor category, which decreased 18% compared to fiscal 1995, contrasted to a 16% increase comparing fiscal 1995 to fiscal 1994. The decreased sales in the Visor category resulted principally from the Company's customers delaying visor orders in anticipation of the newly developed visor lines and design, production and shipping delays in these new lines. Running Board sales increased by 23% and 73%, comparing fiscal 1996 to 1995 and fiscal 1995 to 1994, respectively. These increases were driven by the continued popularity of the Company's StepMate(TM) line and the introduction of the SideTracker(TM) Running Board in fiscal 1996. The Other Appearance Accessories category increased 16% in fiscal 1996 due to the introduction of tonneau covers, which accounted for 2% of net sales.


                                                Year-to-Year
                                            Increase/(Decrease)
- -----------------------------------------  -------------------
                     Percent of Net Sales        1996     1995
                     Years ended June 30,        Over     Over
                     1996    1995   1994         1995     1994
- -----------------------------------------  -------------------
Net sales           100.0%  100.0%  100.0%        (2)%     30%
Cost of goods sold   61.6    57.4    56.6          5       32
- -----------------------------------------  -------------------
Gross profit         38.4    42.6    43.4        (12)      28
- -----------------------------------------  -------------------
General and
  administrative      8.9     8.6     9.7          1       15
Selling and
  marketing          12.4    10.3    10.6         18       26
Research and
  development         2.5     2.0     1.9         23       36
- -----------------------------------------  -------------------
Total operating
  expenses           23.8    20.9    22.2         11       22
- -----------------------------------------  -------------------
Income from
   operations        14.6    21.7    21.2        (34)      33
Other income, net     0.6     0.8     1.2        (32)     (11)
- -----------------------------------------  -------------------
Income before income
   taxes             15.2    22.5    22.4        (34)      31
Provision for
  income taxes        5.2     7.8     7.8        (34)      29
- -----------------------------------------  -------------------
Net income           10.0%   14.7%   14.6%       (34)%     32%
- -----------------------------------------  -------------------


COST OF GOODS SOLD AND GROSS PROFIT: Gross profit margins for the year ended June 30, 1996 were 38.4%, compared to 42.6% and 43.4% for fiscal years 1995 and 1994, respectively. The decrease in gross profit margins for both fiscal 1996 and fiscal 1995 resulted from an increased percentage of sales of lower gross margin products, higher raw material prices, and higher warranty claims on acrylic products. Gross margins in fiscal 1996 were impacted by higher facility costs, while gross margins in fiscal 1995 and 1994 were impacted by production inefficiencies as a result of operating at maximum production and shipping capacities in the Company's former facility.


                   Percent of Net Sales
                   Years ended June 30,
                   1996    1995    1994
- ---------------------------------------
Visors             36.2%   43.4%   48.8%
Bug Shields/Hood
  Protectors       24.1    23.9    23.3
Running Boards     18.0    14.4    10.8
Other Appearance
  Accessories      21.7    18.3    17.1
- ---------------------------------------
Total net sales   100.0%  100.0%  100.0%
- ---------------------------------------


GENERAL AND ADMINISTRATIVE EXPENSES: General and administrative expenses were $4,125 in fiscal 1996, compared to $4,083 and $3,548 for fiscal 1995 and 1994, respectively. As a percentage of net sales, general and administrative expenses were 8.9% in fiscal 1996, compared to 8.6% in fiscal 1995 and 9.7% in fiscal 1994. The dollar increase in fiscal 1996 resulted from higher bad debt, salary, operating lease and system implementation expenses which were offset by lower incentive compensation expense. The dollar increase in fiscal 1995 was caused by higher salary and bonus expense offset by lower bad debt and legal expenses.

SELLING AND MARKETING EXPENSES: Selling and marketing expenses were $5,750 in fiscal 1996, compared to $4,888 and $3,874 for fiscal 1995 and 1994, respectively. As a percentage of net sales, selling and marketing expenses were 12.4% for fiscal 1996, compared to 10.3% and 10.6% for fiscal 1995 and 1994, respectively. The dollar increase in fiscal 1996 resulted from higher customer advertising and display expenses, general Company advertising and printing costs, new product support costs, and promotional and sponsorship costs. The dollar increase in fiscal 1995 resulted from higher manufacturer's representative commissions due to higher sales and customer promotions and samples.

RESEARCH AND DEVELOPMENT EXPENSES: Research and development expenses were $1,152 in fiscal 1996, compared to $934 and $687 for fiscal 1995 and 1994, respectively. As a percentage of net sales, research and development expenses were 2.5% in fiscal 1996, 2.0% in fiscal 1995, and 1.9% in fiscal 1994. The dollar increase in both fiscal 1996 and 1995 related to an increase in personnel and product material to support both new product and application development. The increase in fiscal 1996 related to higher facility and operating lease expenses allocated to research and development and higher computer system costs.

OTHER INCOME (EXPENSE): The decrease in fiscal 1996 in other income resulted principally from the increase in interest expense associated with the Company's Industrial Development Revenue Bonds, which was $313 in 1996 compared to $110 in 1995.

INCOME TAX EXPENSE: The effective income tax rates for fiscal 1996, 1995 and 1994 were 34.5%, 34.5% and 35.0%, respectively.

OUTLOOK: Fiscal 1996 was a transition year for the Company. The Company relocated to a new facility in late fiscal 1995, which significantly increased its production and shipping capabilities, thus reducing considerable order backlogs. As a result, customer ordering patterns significantly changed during fiscal 1996, reducing sales visibility. The Company has improved both order turn around times and fill rates which prompted customers to reduce stocking inventories and order sizes.

     During fiscal 1996, the Company introduced two new visor lines which were well received by the Company's customers; however, the new visor lines did not ship until late in the fiscal year due to design and production delays. The introduction of the new visor lines and the changing styling lines on new vehicles caused slower sales in the original visor lines. For fiscal 1997, the market penetration of the new visor may be slower due to initial delays in the design, production and shipment of this product line.

     The Company anticipates its principal growth in fiscal 1997 coming from its new tonneau cover line acquired with the acquisition of the assets of Innovative Accessories, Inc., augmented by continued growth and acceptance of its running board lines. The tonneau covers have a lower than average gross margin, which will impact overall margins and sales as this product line increases.

     The traditional multi-step distribution channel is continuing to undergo consolidation, with an increasing market share going to competitive channels such as large chain specialty stores, mail-order, mass merchants and original equipment manufacturers such as Ford, General Motors, and Chrysler. The Company intends to devote increasing resources to enter the large chain specialty store and the original equipment manufacturer channels. As a result, sales and marketing expenses are expected to continue at fiscal 1996 rates as a percent of sales.

     Since late fiscal 1995, the demand for raw material products, including plastic resins, fiberglass, and boxes has slowed. Prices for these products have stabilized and the Company does not anticipate any significant raw material price increases.

EFFECTS OF INFLATION:

     Although increases in costs of certain materials and labor could adversely affect the Company's operations, the Company generally has been able to increase its selling prices to offset increased costs. Price competition, however, particularly in the plastic product lines, could affect the ability of the Company to increase its selling prices to reflect such increased costs. In general, the Company believes that the relatively moderate inflation over the last few years has not had a significant impact on the Company's net sales, but that increasing raw material prices have had an impact on gross profits.

FINANCIAL CONDITION:

SUMMARY: The Company's financial condition on June 30, 1996 was strong. Cash and marketable securities, including restricted cash, totalled $11,371, or 28% of total assets. Working capital, the difference between current assets and current liabilities, continued to increase. The Company has no working capital lines of credit. The Company financed its new production, warehouse, and office facility with tax-exempt Industrial Development Revenue Bonds.

     The following key measurements are indicative of the excellent liquidity and strong financial position of the Company.


                                                           Years ended June 30,
                                                  1996           1995             1994
- ---------------------------------------------------------------------------------------
Cash and Marketable Securities                  $ 11,371        $ 12,079       $  9,916
  (including restricted cash)
Working Capital                                 $ 24,649        $ 21,761       $ 16,085
Current Ratio                                   6.1 to 1        4.5 to 1       6.3 to 1
Cash Flow from Operations                       $  2,835        $  2,747       $  4,314
Stockholders' Equity                            $ 30,507        $ 25,504       $ 18,069
Stockholders' Equity to Total Liabilities       3.1 to 1        2.3 to 1       5.9 to 1


LIQUIDITY: Cash flow from operations continued to provide sufficient funds to meet working capital and investment needs. Cash and marketable securities, including restricted cash, decreased by $708 to $11,371 as of June 30, 1996.

     Accounts receivable increased by $407, or 4%, during fiscal 1996, as days sales outstanding (the average days worth of sales that are in accounts receivable) increased to 78 days from 75 days. The increase was primarily due to the continuation of extended dating terms to customers to increase product flow and customer shelf stock. Days sales outstanding is traditionally higher as of year end due to the seasonality of the Company's business, which favors higher sales during the last quarter.

     Inventories increased by $1,124, or 24%, during fiscal 1996. The increases in both raw materials and finished goods inventories were primarily related to new product line introductions and continuing efforts to improve product shipment turnaround times and fill rates.

     Accounts payable decreased by $836, or 30%, due to the timing of inventory purchases and more aggressive cash management to maximize vendor cash discounts.

     Purchases of plant and equipment of $814 were principally associated with internal and external tooling costs, small equipment and computer purchases. Due to capital spending limitations associated with the Industrial Development Revenue Bond offering during fiscal 1995, all large equipment purchases and new computer hardware and software systems were obtained through an operating lease. The total value of equipment leased during fiscal 1996 was $1,057.

     The Company acquired the assets and assumed certain liabilities of Innovative Accessories, Inc. ("Innovative") during June 1996, after providing working capital financing since November 1995. From November 1995 until June 1996, the Company provided funds to Innovative totaling $2,230 to pay off prior debts, reduce accounts payable, and fund working capital. In addition, as part of the acquisition, the Company paid additional consideration and transaction costs, net of cash received, which are expected to total approximately $300, and will pay future royalty payments to the former Innovative shareholders based upon future sales of Innovative.

     The Company expects future working capital requirements to be financed by cash flow from operations and capital requirements to be financed or met through operating leases or cash flow from operations.

CAPITAL: During fiscal 1995, the Company entered into a long-term financing agreement for the first time in its history. On September 1, 1994, the City of Anoka, Minnesota offered a $5,450 series of Industrial Development Revenue Bonds on behalf of Lund Industries, Incorporated, a wholly-owned subsidiary of the Company, with sequential annual maturities beginning on September 1, 1995 and continuing through 2004, bearing interest rates between 4.6% and 6.5%, depending upon maturity. The proceeds were used to build the Company's new facility and acquire production machinery and equipment.

         Although the Company has no other debt besides the Industrial Development Revenue Bonds, the Company is prepared to utilize debt if necessary to continue its diversification program. The Company believes its strong cash flow will enable the Company to acquire sufficient capital to finance anticipated future acquisitions which will be complementary to the Company's operating philosophies.

Forward-looking statements herein are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Certain important factors could cause results to differ materially from those anticipated by some statements made herein. You are cautioned that all forward-looking statements involve risks and uncertainties. Among the factors that could cause results to differ materially are the following: consumer preference changes; expansion into new distribution channels; increased competition; and raw material price increases.




                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                     1996                1995
                                                                     ----                ----
Current assets:
    Cash and temporary cash investments ..................      $  1,643,416       $    269,168
    Restricted cash ......................................         1,096,709            783,793
    Marketable securities ................................         8,630,649         11,026,034
    Accounts receivable, less allowance for
       doubtful accounts of $720,000 and $532,000 at
       June 30, 1996 and 1995, respectively ..............         9,933,366          9,674,908
    Inventories ..........................................         6,351,279          4,669,550
    Deferred tax assets ..................................           815,600            678,800
    Other current assets .................................         1,047,776            830,448
                                                                ------------       ------------
          Total current assets ...........................        29,518,795         27,932,701

Property and equipment, net ..............................         6,906,446          6,630,666
Restricted cash and marketable securities ................           777,919          1,336,564
Other assets, net ........................................           761,021            654,955
Intangibles, net .........................................         2,355,424            151,312
                                                                ------------       ------------

          Total assets ...................................      $ 40,319,605       $ 36,706,198
                                                                ============       ============


                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable, trade ..............................      $  2,289,763       $  2,797,718
    Accrued expenses .....................................         1,723,902          2,563,329
    Income taxes payable .................................           416,446            391,126
    Long-term debt, current portion ......................           440,000            420,000
                                                                ------------       ------------
          Total current liabilities ......................         4,870,111          6,172,173

Long-term debt, less current portion .....................         4,590,000          5,030,000
Other liabilities ........................................           352,225               --

Commitments (notes 9 and 14)

Stockholders' equity:
    Preferred stock, $.01 par value; authorized
       2,000,000 shares; none issued .....................              --                 --
    Common stock, $.10 par value; authorized
       25,000,000 shares; issued and outstanding
       4,391,970 and 4,387,902 shares at
       June 30, 1996 and 1995, respectively ..............           439,197            438,790
    Class B common stock, $.01 par value; authorized
       3,000,000 shares; none issued .....................              --                 --
    Additional paid-in capital ...........................           975,875            767,417
    Unrealized holding losses on marketable securities ...           (60,442)          (150,356)
    Unearned deferred compensation .......................          (159,872)          (242,175)
    Retained earnings ....................................        29,312,511         24,690,349
                                                                ------------       ------------
          Total stockholders' equity .....................        30,507,269         25,504,025
                                                                ------------       ------------

          Total liabilities and stockholders' equity .....      $ 40,319,605       $ 36,706,198
                                                                ============       ============

The accompanying notes are an integral part of the consolidated financial statements.



                       CONSOLIDATED STATEMENT OF EARNINGS


                                                   YEARS ENDED JUNE 30,
                                    --------------------------------------------------
                                         1996               1995               1994
                                    ------------       ------------       ------------
Net sales ....................      $ 46,423,208       $ 47,383,663       $ 36,395,124
Cost of goods sold ...........        28,599,293         27,201,277         20,592,787
                                    ------------       ------------       ------------
   Gross profit ..............        17,823,915         20,182,386         15,802,337

Operating expenses
   General and administrative          4,124,855          4,082,559          3,547,781
   Selling and marketing .....         5,749,668          4,888,045          3,873,996
   Research and development ..         1,152,249            934,076            687,523
                                    ------------       ------------       ------------
      Total operating expenses        11,026,772          9,904,680          8,109,300
                                    ------------       ------------       ------------
Income from operations .......         6,797,143         10,277,706          7,693,037
Other income (expense)
   Interest expense ..........          (324,792)          (133,566)              (142)
   Interest income ...........           601,362            613,359            373,621
   Other, net ................           (18,797)          (100,749)            54,306
                                    ------------       ------------       ------------
      Other income, net ......           257,773            379,044            427,785
                                    ------------       ------------       ------------
Income before income taxes ...         7,054,916         10,656,750          8,120,822
Provision for income taxes ...         2,432,754          3,676,579          2,842,289
                                    ------------       ------------       ------------
         Net income ..........      $  4,622,162       $  6,980,171       $  5,278,533
                                    ============       ============       ============
         Net income per share       $       1.05       $       1.58       $       1.20
                                    ============       ============       ============
Weighted average number of
  shares outstanding .........         4,393,889          4,429,661          4,387,466
                                    ============       ============       ============

The accompanying notes are an integral part of the consolidated financial statements.




            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                    YEARS ENDED JUNE 30, 1996, 1995 AND 1994

                                                  COMMON STOCK                                      UNREALIZED
                                         -------------------------------        ADDITIONAL        HOLDING LOSSES
                                           NUMBER OF           DOLLAR            PAID-IN          ON MARKETABLE
                                            SHARES             AMOUNT            CAPITAL            SECURITIES
                                         ------------       ------------       ------------       --------------
Balance, June 30, 1993 ............         4,310,260       $    431,026       $    157,081               --
  Restricted shares ...............             4,500                450             23,175               --
  Options exercised ...............            29,292              2,929            126,602               --
  Net income ......................              --                 --                 --                 --
  Change in unrealized holding
    losses on marketable securities              --                 --                 --         $   (382,691)
                                         ------------       ------------       ------------       ------------

Balance, June 30, 1994 ............         4,344,052            434,405            306,858           (382,691)
  Restricted shares ...............            42,500              4,250            456,475               --
  Options exercised ...............             1,350                135              4,084               --
  Net income ......................              --                 --                 --                 --
  Change in unrealized holding
    losses on marketable securities              --                 --                 --              232,335
  Amortization of deferred
    compensation ..................              --                 --                 --                 --
                                         ------------       ------------       ------------       ------------

Balance, June 30, 1995 ............         4,387,902            438,790            767,417           (150,356)
  Restricted shares ...............           (15,000)            (1,500)           (10,423)              --
  Options exercised ...............            19,068              1,907            218,881               --
  Net income ......................              --                 --                 --                 --
  Change in unrealized holding
    losses on marketable securities              --                 --                 --               89,914
  Amortization of deferred
    compensation ..................              --                 --                 --                 --
                                         ------------       ------------       ------------       ------------

Balance, June 30, 1996 ............         4,391,970       $    439,197       $    975,875       $    (60,442)
                                         ============       ============       ============       ============

                       [WIDE TABLE CONTINUED FROM ABOVE]


                                           UNEARNED
                                           DEFERRED           RETAINED
                                         COMPENSATION         EARNINGS            TOTAL
                                         ------------       ------------      ------------
Balance, June 30, 1993 ............              --         $ 12,431,645      $ 13,019,752
  Restricted shares ...............              --                 --              23,625
  Options exercised ...............              --                 --             129,531
  Net income ......................              --            5,278,533         5,278,533
  Change in unrealized holding
    losses on marketable securities              --                 --            (382,691)
                                         ------------       ------------      ------------

Balance, June 30, 1994 ............              --           17,710,178        18,068,750
  Restricted shares ...............      $   (332,799)              --             127,926
  Options exercised ...............              --                 --               4,219
  Net income ......................              --            6,980,171         6,980,171
  Change in unrealized holding
    losses on marketable securities              --                 --             232,335
  Amortization of deferred
    compensation ..................            90,624               --              90,624
                                         ------------       ------------      ------------

Balance, June 30, 1995 ............          (242,175)        24,690,349        25,504,025
  Restricted shares ...............            11,923               --                --
  Options exercised ...............              --                 --             220,788
  Net income ......................              --            4,622,162         4,622,162
  Change in unrealized holding
    losses on marketable securities              --                 --              89,914
  Amortization of deferred
    compensation ..................            70,380               --              70,380
                                         ------------       ------------      ------------

Balance, June 30, 1996 ............      $   (159,872)      $ 29,312,511      $ 30,507,269
                                         ============       ============      ============

The accompanying notes are an integral part of the consolidated financial statements.




                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                      YEARS ENDED JUNE 30,
                                                                      --------------------------------------------------
                                                                          1996               1995               1994
                                                                      ------------       ------------       ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income ..................................................      $  4,622,162       $  6,980,171       $  5,278,533
   Adjustments to reconcile net income to
     net cash provided by operating activities:
      Depreciation and amortization ............................           908,201            672,183            374,436
      Deferred income taxes ....................................          (136,800)          (106,700)          (178,900)
      (Gain) loss on disposal of property and equipment ........           (17,065)           (43,529)             5,281
      Provision for doubtful accounts ..........................           228,200             29,190            425,000
      Provision for (reduction in) inventory reserves ..........            52,895            (32,019)             6,333
      Increase in cash surrender value of life insurance .......          (175,320)          (123,631)          (102,255)
   Changes in operating assets and liabilities, net of impact of acquisition:
      Accounts receivable ......................................          (407,852)        (3,347,851)        (1,868,380)
      Inventories ..............................................        (1,123,971)        (2,836,781)          (245,045)
      Other current and other assets ...........................          (158,391)          (355,476)          (279,872)
      Accounts payable, trade ..................................          (836,466)         1,661,665            342,958
      Accrued expenses .........................................          (146,034)           412,506            575,885
      Income taxes payable .....................................            25,320           (162,579)           (20,261)
                                                                      ------------       ------------       ------------
        Net cash provided by operating activities ..............         2,834,879          2,747,149          4,313,713
                                                                      ------------       ------------       ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of property and equipment .........................          (814,959)        (5,751,634)        (1,136,469)
   Proceeds from sales of property and equipment ...............            76,822             59,094             22,400
   Purchase of marketable securities ...........................        (7,880,519)        (7,316,913)       (11,224,932)
   Proceeds from sales and redemptions of marketable securities         10,365,818          3,387,551          8,553,410
   Change in restricted cash and marketable securities .........           245,729         (2,120,357)              --
   Increase in note receivable from Innovative Accessories, Inc.        (2,230,089)              --                 --
   Acquisition costs ...........................................          (114,341)              --                 --
                                                                      ------------       ------------       ------------
      Net cash used in investing activities ....................          (351,539)       (11,742,259)        (3,785,591)
                                                                      ------------       ------------       ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Cost of bond issuance, net ..................................              --             (151,682)              --
   Proceeds from bond offering .................................              --            5,450,000               --
   Checks issued in excess of cash balances ....................          (909,880)           909,880               --
   Payment on long-term debt ...................................          (420,000)              --                 --
   Proceeds from issuance of common stock ......................           220,788              4,219            129,531
                                                                      ------------       ------------       ------------
      Net cash (used in) provided by financing activities ......        (1,109,092)         6,212,417            129,531
                                                                      ------------       ------------       ------------

      Net increase (decrease) in cash and
        temporary cash investments .............................         1,374,248         (2,782,693)           657,653

CASH AND TEMPORARY CASH INVESTMENTS:
   Beginning of year ...........................................           269,168          3,051,861          2,394,208
                                                                      ------------       ------------       ------------
   End of year..................................................      $  1,643,416       $    269,168       $  3,051,861
                                                                      ============       ============       ============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid during the year for income taxes ..................      $  2,544,234       $  3,947,415       $  3,041,450
                                                                      ============       ============       ============
   Cash paid during the year for interest ......................      $    333,843       $     23,817       $        142
                                                                      ============       ============       ============
SUPPLEMENTAL DISCLOSURES OF NON-CASH
  INVESTING AND FINANCING ACTIVITIES:
   Restricted shares issued ....................................              --         $    127,926       $     23,625
                                                                      ============       ============       ============
   Change in unrealized holding losses on marketable securities       $     89,914       $    232,335       $   (382,691)
                                                                      ============       ============       ============
   Conversion of note receivable to consideration for
      Innovative Accessories, Inc. .............................      $  2,230,089               --                 --
                                                                      ============       ============       ============

The accompanying notes are an integral part of the consolidated financial statements.



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Lund International Holdings, Inc. (the "Company") is the holding company for all of the stock of Lund Industries, Incorporated; Lund Acquisition Corp.; and Lund International FSC, Inc.; which manufactures and distributes aftermarket accessory products for trucks, sport utility vehicles and vans to customers in the United States and Canada. The following is a summary of the significant accounting policies used in the preparation of the Company's consolidated financial statements:

PRINCIPLES OF CONSOLIDATION

   The consolidated financial statements include the accounts of Lund International Holdings, Inc. and its wholly-owned subsidiaries: Lund Industries, Incorporated; Lund Acquisition Corp.; and Lund International FSC, Inc. All material intercompany balances and transactions have been eliminated in consolidation.

INVENTORIES

   Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. The inventory reserves are determined based on the Company's continuing analysis of inventory levels in excess of current requirements or considered to be obsolete. The Company has established an estimated reserve to record inventories at estimated net realized value.

TEMPORARY CASH INVESTMENTS

   Temporary cash investments consist of money market funds and certificates of deposit, at the lower of cost or market. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be temporary cash investments.

MARKETABLE SECURITIES

   Marketable securities consist of debt securities. Marketable securities are classified as available-for-sale securities and are recorded at fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. A decline in the market value of any available-for-sale security below cost that is deemed other than temporary results in a charge to earnings resulting in the establishment of a new cost basis for the security.

REVENUE RECOGNITION

   Revenue is recognized upon shipment of the product.

RESEARCH AND DEVELOPMENT EXPENSES

   Research and development costs are expensed as incurred.

PROPERTY AND EQUIPMENT

   Property and equipment are carried at cost. Depreciation is computed using the straight-line or accelerated methods over their estimated useful lives. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in operations for the period. The cost of maintenance and repairs is charged to operations as incurred. Significant renewals and betterments are capitalized.

   In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement requires that long-lived assets be analyzed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. The impact of this statement on the Company is immaterial.

MOLDS, TOOLING AND DIES

   Costs for internally manufactured molds, tooling and dies relating to the fiberglass product lines are expensed when incurred as their estimated useful life is less than one year. Purchases of externally manufactured molds, tooling and dies, and internally manufactured molds, tooling and dies related to the plastics product lines are capitalized and amortized over the estimated life of the asset.

AMORTIZATION OF INTANGIBLES

   Intangibles, consisting mainly of patents, non-compete agreements, and goodwill are amortized on a straight-line basis over their estimated lives. Costs incurred in applications for new patents and purchases of patents are capitalized and amortized over the life of the patent. Costs for defending and protecting Company patents are expensed when incurred. Goodwill is being amortized over twenty years.

   The Company periodically, at least quarterly, evaluates the recoverability of intangibles based on analyses of estimated future undiscounted cash flows.

INCOME TAXES

   Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Income tax expense is the tax payable for the period and the change in deferred income tax assets and liabilities during the period.

PRODUCT WARRANTY

   The Company warrants its products that have been properly installed according to the instructions provided by the Company with a limited lifetime warranty which covers actual product failure. The Company accrues a liability for estimated warranty claims associated with products sold.

NET INCOME PER SHARE

   Net income per share is computed based on the weighted average number of common and common equivalent shares outstanding during the period. Dilutive stock options are considered common stock equivalents for the purpose of this computation.

USE OF ESTIMATES

   The preparation of the Company's consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant areas which require the use of management's estimates relate to allowances for doubtful accounts receivable, inventory obsolescence and accruals for warranty claims, customer rebates, and customer advertising.

2.   ADVERTISING

   The Company expenses the production and space costs of advertising the first time the advertising takes place, except for costs of direct response advertising, product catalogs and brochures, which are capitalized and amortized over the expected period of future benefits.

   At June 30, 1996 and 1995, $257,153 and $176,305, respectively, of direct response advertising costs, product catalogs, and brochures were reported as other current assets, net of accumulated amortization. Advertising expense was $2,577,981, $1,991,976 and $1,526,656 in 1996, 1995 and 1994, respectively.

3.   MARKETABLE SECURITIES

   The amortized cost, gross unrealized holding losses and fair value for available-for-sale securities at June 30, 1996 and 1995 were as follows:

                                                Gross
                                              Unrealized
                               Amortized       Holding
                                 Cost           Losses        Fair Value
                              -----------     ----------      -----------

     June 30, 1996            $ 8,691,091      $ 60,442       $ 8,630,649
     June 30, 1995             11,176,390       150,356        11,026,034

   Proceeds from the sale of marketable securities were $7,861,812, $3,016,600 and $7,644,057 in 1996, 1995 and 1994, respectively. Net realized gains (losses) included in net income in 1996, 1995 and 1994 were ($1,628), ($160,108) and
$51,912, respectively.

4.   INVENTORIES

   Inventories at June 30 consisted of:          1996            1995
                                             -----------      -----------
   Raw materials                             $ 3,329,323      $ 2,195,717
   Finished goods and work-in-process          3,021,956        2,473,833
                                             -----------      -----------
                                             $ 6,351,279      $ 4,669,550
                                             ===========      ===========


5.   PROPERTY AND EQUIPMENT

    Property and equipment and their estimated useful lives at June 30 consisted of:

                                                                                     Estimated
                                                                                       Useful
                                                 1996               1995               Lives
                                             -----------         -----------         ---------
Land                                         $     1,983         $     1,983
Building                                       5,433,605           5,387,741         25 years
Machinery and equipment                        2,730,718           1,897,667        5-7 years
Furniture and fixtures                           883,136             881,240         3 years
Building-in-progress                                 ---              61,939
                                             -----------         -----------
                                               9,049,442           8,230,570
Less accumulated depreciation                  2,142,996          1 ,599,904
                                             -----------         -----------
                                             $ 6,906,446         $ 6,630,666
                                             ===========         ===========

     Depreciation expense in 1996, 1995, and 1994 was $779,388, $556,024 and
$349,091, respectively.

6.   Accrued Expenses

   Accrued expenses at June 30 consisted of:
                                                     1996             1995
                                                  ----------      -----------

Checks issued in excess of cash balances                 ---      $   909,880
Salaries and vacation                            $   320,266          649,523
Customer rebates                                     422,783          477,629
Other                                                980,853          526,297
                                                 -----------      -----------
                                                 $ 1,723,902      $ 2,563,329
                                                 ===========      ===========

7.   LONG-TERM DEBT

    Long-term debt at June 30 consisted of:
                                                    1996             1995
                                                 ----------       ----------
Industrial Development Revenue Bonds,
  interest ranging from 4.60% to 6.50%,
  due in annual installments through 2004        $5,030,000       $5,450,000

Less current portion                               (440,000)        (420,000)
                                                 ----------       ----------
                                                 $4,590,000       $5,030,000
                                                 ==========       ==========

Long-term debt maturities are as follows:

    1997                                                          $  440,000
    1998                                                             460,000
    1999                                                             500,000
    2000                                                             520,000
    2001                                                             545,000
    Thereafter                                                     2,565,000
                                                                  ----------
                                                                  $5,030,000
                                                                  ==========


   The bonds contain certain covenants which, among other things, require the Company to maintain a minimum level of interest coverage, fixed charge coverage and maximum ratio of debt to capitalization. The bonds were issued to provide the Company with funding to finance the constructing and equipping of the new manufacturing facility, completed in 1995. The loan agreement restricts certain cash and marketable securities in accordance with the terms of the agreement. Total restricted cash and marketable securities for the years ended June 30, 1996 and June 30, 1995 were as follows:


                                                                    1996            1995
                                                                -----------     -----------
     Restricted cash - current                                  $ 1,096,709     $   783,793
     Restricted cash and marketable securities - long-term          777,919       1,336,564
                                                                -----------     -----------
        Total restricted cash and marketable securities         $ 1,874,628     $ 2,120,357
                                                                ===========     ===========

8.    RELATED PARTY TRANSACTIONS

   A member of the Company's Board of Directors has ownership interests in another entity from which the Company purchases products and services. A summary of these items is as follows:

                                      1996              1995            1994
                                   ----------       ----------        --------

      Rents - Facilities                  ---       $  351,447        $526,870
      Rents - Equipment                   ---            1,811          21,726
      Royalties                           ---              ---          24,475
      Purchase of components       $1,667,982        1,336,268         898,121

9.  OPERATING LEASE COMMITMENTS

   During 1995 and 1994, the Company leased some of its facilities and equipment from certain employees and/or stockholders of the Company under noncancelable operating leases. Total lease expense for these facilities, including real estate taxes and equipment rental, in 1995 and 1994 was $498,397 and $641,464, respectively.

   The Company has various noncancelable operating leases for certain equipment related to the Company's manufacturing facility and computer system. Total lease expense in 1996 and 1995 was $422,639 and $26,739, respectively.

   Future minimum lease payments required under the above noncancelable operating leases are as follows:


     1997                    $  720,478
     1998                       672,189
     1999                       512,448
     2000                       512,448
     2001                       147,013
                             ----------
                             $2,564,576
                             ==========

10.   SIGNIFICANT CUSTOMERS

    During 1996, none of the Company's customers represented over 10% of net sales. During 1995 and 1994, the Company had approximately 14.6%, and 10.5%, respectively, of net sales with one customer.

11.   INCOME TAXES

   The provision for income taxes is summarized as follows:

                  1996            1995            1994
              -----------     -----------     -----------

Current:
   Federal    $ 2,326,754     $ 3,365,279     $ 2,687,189
   Foreign         21,800          24,000          24,000
   State          221,000         394,000         310,000
              -----------     -----------     -----------
                2,569,554       3,783,279       3,021,189
              -----------     -----------     -----------

Deferred:
   Federal       (125,900)        (97,700)       (162,300)
   State          (10,900)         (9,000)        (16,600)
              -----------     -----------     -----------
                 (136,800)       (106,700)       (178,900)
              -----------     -----------     -----------
              $ 2,432,754     $ 3,676,579     $ 2,842,289
              ===========     ===========     ===========


   Deferred taxes result from temporary differences in the recognition of revenue and expense for income tax and financial statement purposes. The sources of these differences and the related income tax effect are as follows:

                                           1996          1995         1994
                                       ---------     ---------    ----------

Allowance for doubtful accounts        $ (69,600)    $  17,700    $ (157,100)
Depreciation                              23,400        24,500        21,500
Accruals not currently deductible
   for tax purposes                      (32,000)      (51,800)     (103,800)
Inventory capitalization                 (59,200)       (4,400)       (3,700)
Vacation accrual                          (2,300)      (23,400)      (10,200)
Other, net                                 2,900       (69,300)       74,400
                                       ---------     ---------    ----------

                                       $(136,800)    $(106,700)   $ (178,900)
                                       =========     ==========   ==========


   The effective tax rate differs from the statutory federal income tax rate as follows:

                                         1996         1995         1994
                                         ----         ----         ----

Statutory federal
  income tax rate                        34.0%        34.0%        34.0%
State income taxes,
   net of federal tax effect              2.1          2.4          2.5
Foreign Sales Corporation                 (.6)         (.4)         (.5)
Tax exempt interest                      (2.1)        (1.2)        (1.5)
Nondeductible life insurance
   premiums                                --           .2           .4
Other                                     1.1          (.5)          .1
                                         ----         ----         ----
                                         34.5%        34.5%        35.0%
                                         ====         ====         ====


   The tax effects of temporary differences that give rise to deferred tax assets as of June 30, 1996 and 1995 are as follows:

                                                   1996          1995
                                                 --------      --------

   Allowance for doubtful accounts               $266,300      $196,700
   Depreciation                                     4,400        27,800
   Accruals not currently deductible
     for tax purposes                             423,900       391,900
   Inventory capitalization                        70,300        11,100
   Vacation accrual                                50,700        48,400
   Other, net                                         ---         2,900
                                                 --------     ---------

                                                 $815,600      $678,800
                                                 ========      ========

There is no valuation allowance as of June 30, 1996 and 1995.

12.    STOCKHOLDERS' EQUITY

STOCK OPTIONS

   The Company adopted Incentive Stock Option Plans (the "Plans") during 1989 and 1995. The Plans authorize grants of options to purchase up to 250,000 and 400,000 shares of the Company's common stock, respectively. The option prices may not be less than the fair market value of the common stock at the time the option is granted. Options expire ten years after the date granted or on a prior date as fixed by the Board of Directors or appropriate committee. Under the Plans, the option may become exercisable at the date of grant or as determined by the Board of Directors or appropriate committee.

   Option activity is summarized as follows:

                                    Number of Shares         Option Price
                                    ----------------      ------------------

     Balance, June 30, 1993             35,610            $ 3.125 -$   5.50
     Granted                           141,000             16.00  -   16.125
     Canceled                             (300)             3.125
     Exercised                         (27,292)             3.125 -    5.50
                                       -------            ------------------

     Balance, June 30, 1994            149,018              3.125 -   16.125
     Granted                           250,000             16.25  -   21.50
     Canceled                           (7,500)            16.125
     Exercised                          (1,350)             3.125
                                        ------            ------------------

     Balance, June 30, 1995            390,168              3.125 -   21.50
     Granted                           120,000             13.50  -   16.75
     Canceled                          (45,600)            16.125
     Exercised                         (19,068)             3.125 -   16.125
                                       -------            ------------------

     Balance, June 30, 1996            445,500            $13.50  -$  21.50
                                       =======            =================

     Number of shares exercisable
        at June 30, 1996                50,200
                                       =======

RESTRICTED STOCK

   During 1992, the Company granted 50,000 shares of restricted stock to two key employees. During 1993 and 1996, 18,000 shares and 15,000 shares, respectively, were canceled. During 1994, the Company granted 20,000 shares of restricted stock to a key employee. These restricted shares vest over a five-year period. Amortization of the restricted stock's value (at the date of award) over the vesting period resulted in compensation expense of approximately $70,380, $90,600, and $80,500 in 1996, 1995 and 1994, respectively.

   During 1995, the Company amended the restricted stock plan which resulted in the issuance of 42,500 shares of previously granted but unissued shares of restricted stock. These issued shares resulted in common stock and additional paid-in capital which was offset by the unearned portion of the deferred compensation. The deferred compensation is charged to stockholders' equity and amortized to compensation expense over the remainder of the five-year vesting period.

NON-EMPLOYEE DIRECTOR OPTIONS

   The Company has a Non-Employee Director Stock Option Plan which authorizes grants of options to purchase up to 40,000 shares of the Company's common stock.

   The option prices must be 100% of the fair market value of the common stock at the time the option is granted. Options expire five years from the date of grant. Options become exercisable at the date of grant or as determined by the Board of Directors or appropriate committee. During fiscal 1996, no options were exercised. Options outstanding at June 30, 1996 were 30,000 shares at $5.50-$20.625 per share. Total shares exercisable at June 30, 1996 were 30,000 shares.

   In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, a new standard of accounting and reporting for stock-based compensation plans. The Company is not required to adopt the new standard until fiscal 1997. The Company will continue to measure compensation costs for its stock option plans using the intrinsic value based method of accounting that it has historically used and, therefore, the new standard will have no effect on the Company's operating results. The Company's financial statement disclosures will be expanded in fiscal 1997, as required, to include pro forma disclosures as if the fair value based method of accounting had been followed.

13.   RETIREMENT SAVINGS PLAN

   The Company has a 401(k) Retirement Savings Plan covering substantially all of its employees. The Company provides matching contributions in accordance with the plan. The Company's contribution to the plan in 1996, 1995 and 1994 was $80,377, $71,080, and $35,854, respectively.

14.   PURCHASE COMMITMENTS

   At June 30, 1996, the Company had contractual supply agreements to purchase certain products from several suppliers. Based upon the contract provisions and Company estimates, these commitments are as follows:


  1997                         $  2,561,000
  1998                            1,161,000
  1999                              390,150
                               ------------
                               $  4,112,150
                               ============

15.   ACQUISITION

   During November 1995, the Company entered into an agreement to provide working capital funds and to market products for Innovative Accessories, Inc. ("Innovative"). In connection with this agreement, the Company provided a working capital note of $2,230,089.

   During June 1996, the Company acquired the assets and assumed certain liabilities of Innovative for a purchase price equal to the outstanding working capital note of $2,230,089, additional consideration and transaction costs which are expected to total approximately $300,000, and future royalty payments to the former Innovative shareholders based upon future sales of Innovative.

   The cost in excess of net tangible and identifiable intangible assets acquired, which consists principally of goodwill, was approximately $1,835,916. The acquisition has been recorded using the purchase method of accounting, and Innovative's results have been included in the Company's operating results from the date of acquisition. The acquisition is not significant to the Company's overall results.

16.   QUARTERLY FINANCIAL DATA (UNAUDITED AND UNREVIEWED)


                                          (in thousands, except per share amounts)
                                Sept. 30     Dec. 31      Mar. 31     June 30    Year Ended
                                --------     -------      -------     -------    ----------
   1996
   ----
   Net sales                    $10,436      $10,268      $11,525     $14,194      $46,423
   Gross profit                   3,953        3,945        4,284       5,642       17,824
   Net income                       995          821        1,218       1,588        4,622
   Net income per share             .22          .19          .28         .36         1.05

   1995
   ----
   Net sales                    $11,107      $11,057      $10,624     $14,596      $47,384
   Gross profit                   4,919        4,719        4,436       6,108       20,182
   Net income                     1,754        1,655        1,355       2,216        6,980
   Net income per share             .40          .37          .31         .50         1.58



                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Stockholders
Lund International Holdings, Inc.:

We have audited the accompanying consolidated balance sheet of Lund International Holdings, Inc. as of June 30, 1996, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of Lund International Holdings, Inc. as of June 30, 1995, and for the years ended June 30, 1995 and 1994, were audited by other auditors whose report dated August 11, 1995, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1996 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lund International Holdings, Inc. as of June 30, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



                                               Coopers & Lybrand  L.L.P


Minneapolis, Minnesota
August 21, 1996



                                FIVE YEAR SUMMARY


    Years ended June 30,          1996           1995           1994           1993           1992
- -----------------------------------------------------------------------------------------------------
Net sales                     $46,423,208    $47,383,663    $36,395,124    $26,125,011    $16,524,317

Income before
  income taxes                  7,054,916     10,656,750      8,120,822      6,025,674      3,204,254

Provision for income taxes      2,432,754      3,676,579      2,842,289      2,094,928      1,202,128

Net income                      4,622,162      6,980,171      5,278,533      3,930,746      2,002,126

Net income per share                 1.05           1.58           1.20            .90            .47

Total assets                   40,319,605     36,706,198     21,127,377     15,203,422     10,564,780

Long-term liabilities           4,942,225      5,030,000           --             --             --

Total stockholders' equity     30,507,269     25,504,025     18,068,750     13,019,752      8,984,851




                            MARKET FOR THE COMPANY'S
                                  COMMON STOCK

   The Company's Common Stock is traded on the national-over-the-counter market and quoted on the National Association of Securities Dealers Automated Quotation National Market System ("NASDAQ/NMS") under the symbol "LUND". The following table sets forth, for the periods indicated, the range of bid prices per share for the Company as reported on the NASDAQ/NMS.



                               1996                    1995                    1994
                            Bid Prices              Bid Prices              Bid Prices
                         ---------------         ----------------         ----------------

                         High       Low           High      Low            High      Low
First Quarter           $21.00    $16.00         $19.25    $16.00         $17.00    $10.25
Second Quarter           18.50     10.25          20.75     15.75          20.00     14.00
Third Quarter            14.00     11.50          23.25     16.00          27.50     19.25
Fourth Quarter           15.75     11.75          23.00     19.00          20.75     15.25


   As of June 30, 1996, there were 194 Lund International Holdings, Inc. stockholders of record. The Company estimates that an additional 2,500 stockholders own stock held for their account at brokerage firms and financial institutions.

   Lund International Holdings, Inc. has never paid cash dividends on its common stock. Payment of dividends is within the discretion of the Company's Board of Directors.




                             STOCKHOLDER INFORMATION


ANNUAL MEETING

4:00  P.M.CST October 24, 1996
Lund International Holdings, Inc.
911 Lund Boulevard
Anoka, MN 55303-9876


OFFICERS

Allan W. Lund, Chairman of the Board
William J. McMahon, President and
  Chief Executive Officer
Jay M. Allsup, Chief Financial Officer
Kathy R. Smith, Corporate Secretary
William H. Toms, Vice President of Operations
Bradley W. Andress, Vice President of Marketing
Stephen S. Treichel, Vice President of
    Strategic and Human Systems


CORPORATE HEADQUARTERS

Lund International Holdings, Inc.
911 Lund Boulevard
Anoka, MN 55303-9876
Telephone: (612) 576-4200
Facsimile: (612) 576-4297


STOCK LISTING

NASDAQ/NMS
Trading symbol: "LUND"


STOCK TRANSFER AGENT AND REGISTRAR

Chase Mellon Shareholder Services
111 Founders Plaza
Suite 1100
E. Hartford, CT  06108-3212


INDEPENDENT ACCOUNTANTS

Coopers &Lybrand L.L.P.
IBM Park Building
Suite 1300
Minneapolis, MN  55402-4333


STOCKHOLDER COMMUNICATIONS

Copies of the Company's 1996 Form 10-K Report to the Securities and Exchange Commission can be obtained by stockholders without charge from the Corporate Secretary, 911 Lund Blvd., Anoka, Minnesota 55303-9876

Lund International Holdings, Inc. ("Lund") issues all of its corporate news releases through PR Newswire. You may obtain a fax copy of any Lund news release issued during the past twelve months by calling Company News On Call at 1-800-758-5804. This electronic, menu-driven system will request a six digit code (518375) and allow you to request specific Lund releases to be sent to your fax for immediate retrieval. This service is accessible 24 hours a day, seven days a week.


                               BOARD OF DIRECTORS

                                    [PHOTO]

(From left to right-front row) David E. Dovenberg - Universal Hospital Services Inc., Chief Financial Officer; Allan W. Lund - Chairman of the Board of Lund International Holdings; (From left to right-back row) Christopher A. Twomey - Arctic Cat Inc., Chief Executive Officer; Charles R. Weaver, Jr. - Assis- tant County Attorney, Minnesota State Legislator; James E. Haglund - Central Container Corporation, President