Form 10-K405, Exhibit 13
period 1997-06-30
LUND INTERNATIONAL HOLDINGS INC
filed 1997-09-29
CIK 820526

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                         Three Years Ended June 30, 1997
                (dollars in thousands, except per share amounts)

     Lund International Holdings, Inc. designs, manufactures, markets, and distributes appearance automotive aftermarket accessories for light duty trucks, sport utility vehicles and vans. The Company is the world's leading supplier of automotive sunvisors, with an estimated 70% market share in this category. Beginning in fiscal 1989, Lund instituted a product diversification plan and currently has 34 product lines, classified as Visors, Bug Shields/Hood Protectors, Running Boards, Tonneau Covers, and Other Appearance Accessories.

RESULTS OF OPERATIONS:
                                                   Year-to-Year
                                                Increase/(Decrease)
-------------------------------------------------------------------
                      Percent of Net Sales         1997      1996
                      Years ended June 30,         Over      Over
                       1997    1996   1995         1996      1995
-------------------------------------------------------------------
Net sales             100.0%  100.0%  100.0%        (7)%     (2)%
Cost of goods sold     65.9    62.1    57.7         (1)       5
-----------------------------------------------------------------
Gross profit           34.1    37.9    42.3        (16)     (12)
-------------------------------------------------------------------
General and
  administrative       10.1     8.5     8.3         11      ---
Selling and
  marketing            14.6    12.4    10.3         10       18
Research and
  development           3.0     2.4     2.0         16       19
-------------------------------------------------------------------
Total operating
  expenses             27.7    23.3    20.6         11       11
-----------------------------------------------------------------
Income from operations  6.4    14.6    21.7        (59)     (34)
Other income, net       0.8     0.6     0.8        (41)     (32)
-------------------------------------------------------------------
Income before income
   taxes                7.2    15.2    22.5        (56)     (34)
Provision for
  income taxes          2.1     5.2     7.8        (62)     (34)
-------------------------------------------------------------------
Net income              5.1%   10.0%   14.7%       (53)%    (34)%
-------------------------------------------------------------------

SUMMARY: The Company recorded lower net sales and net income in fiscal 1997 as net sales decreased to $43,305 and net income decreased to $2,196. Shown for the periods indicated are the percentage relationships of certain items in the Consolidated Statements of Earnings to net sales and the percentage change of dollar amounts of such items compared to prior periods.

NET SALES: Net sales decreased 7% for fiscal 1997 to $43,305 compared to $46,423 for fiscal 1996. Net sales decreased 2% in fiscal 1996 compared to net sales of $47,384 for fiscal 1995. The net sales decreases resulted primarily from lower sales of the Visor lines, which decreased 21% and 18% in fiscal 1997 and 1996 compared to fiscal 1996 and 1995, respectively. Management believes decreased sales in the Visor category resulted principally from the Company's customers delaying visor orders in anticipation of the newly developed visor lines and design, production and shipping delays in these new lines. Running Board sales increased 4% and 23% in fiscal 1997 and 1996, respectively. These increases were driven by the continued popularity of the StepMate product line, and growth in the SideTracker and SuperStepRunning Board lines introduced in fiscal 1996. The growth in the Running Board category was offset by lower sales in the RunningMate line during fiscal 1997. Tonneau Cover sales increased by 160% in fiscal 1997 due to the acquisition of certain assets of Innovative Accessories, Inc. in June 1996. The Other Appearance Accessories category decreased by 9% in fiscal 1997 compared to fiscal 1996.

COST OF GOODS SOLD AND GROSS PROFIT: Gross profit margins for fiscal 1997 were 34.1% compared to 37.9% and 42.3% for fiscal 1996 and 1995, respectively. The decrease in gross profit margins for both fiscal 1997 and 1996 compared to 1995 primarily resulted from an increased percentage of sales of lower gross margin products, higher raw material plastic prices, warranty claims principally on acrylic products, higher facility and lease costs, and higher fixed costs as a percent of sales due to lower production and shipping volumes. In addition, gross profit margins in fiscal 1997 were impacted by production and material inefficiencies caused by the introduction of a new quality program.

                  Percent of Net Sales
                   Years ended June 30,
                   1997    1996    1995
-------------------------------------------
Visors             30.8%   36.2%    43.4%
Bug Shields/Hood
  Protectors       23.8    24.1     23.9
Running Boards     20.0    18.0     14.4
Tonneau Covers      6.5     2.3      ---
Other Appearance
  Accessories      18.9    19.4     18.3
-------------------------------------------

Total net sales   100.0%  100.0%   100.0%
===========================================

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                   (CONTINUED)


GENERAL AND ADMINISTRATIVE EXPENSES: General and administrative expenses were $4,386 in fiscal 1997 compared to $3,943 and $3,933 in fiscal 1996 and 1995, respectively. As a percentage of net sales, general and administrative expenses were 10.1% in fiscal 1997 compared to 8.5% and 8.3% in fiscal 1996 and 1995, respectively. The dollar increase in fiscal 1997 was caused by administrative expenses for the Oklahoma tonneau cover facility and expenses associated with evaluating the Company's strategic alternatives. These increases were offset in part by lower bad debt expense. The increase in general and administrative expenses as a percent of net sales is related to the net sales decrease.

SELLING AND MARKETING EXPENSES: Selling and marketing expenses were $6,332 in fiscal 1997 compared to $5,750 and $4,888 in fiscal 1996 and 1995, respectively. As a percentage of net sales, selling and marketing expenses were 14.6% in fiscal 1997 compared to 12.4% and 10.3% in fiscal 1996 and 1995, respectively. The dollar increase in both fiscal 1997 and 1996 resulted from higher customer advertising and display expenses, general Company advertising and printing costs, new product support costs, promotional sponsorship costs, and salary expenses. The increase in selling and marketing expenses as a percent of net sales is related to the net sales decrease.

RESEARCH AND DEVELOPMENT EXPENSES: Research and development expenses were $1,290 in fiscal 1997 compared to $1,109 and $934 in fiscal 1996 and 1995, respectively. As a percentage of net sales, research and development expenses were 3.0% in fiscal 1997, 2.4% in fiscal 1996, and 2.0% in fiscal 1995. The dollar increase in both fiscal 1997 and 1996 related to an increase in personnel and product material to support both new product and application development, increased operating lease expenses and higher computer system costs as the Company is incorporating CAD/CAM design capabilities in its product development process.

OTHER INCOME (EXPENSE): Other income, net, was $364 in fiscal 1997 compared to $258 in fiscal 1996 due primarily to higher interest income. Other income, net, decreased $121 in fiscal 1996 compared to fiscal 1995. Both fiscal 1997 and 1996 have higher interest expense from the Industrial Development Revenue Bond for the new facility compared to fiscal 1995 when the Company had leased facilities during part of that year.

INCOME TAX EXPENSE: The effective income tax rates for fiscal 1997, 1996 and 1995 were 29.8%, 34.5% and 34.5%, respectively. The reduction in tax rates for fiscal 1997 resulted from a higher percentage of tax exempt interest income compared to taxable income.

OUTLOOK: As the Company discussed last year, a larger portion of automotive aftermarket accessory sales are going through the large automotive retail chains. In response to these market changes, the Company launched its new retail program. The initial retail program roll-out, which began in the third and fourth quarters of fiscal 1997 with retail store testing, will continue for the next eighteen months to two years as the major retail automotive chains review and integrate light truck accessory sales into their current product offerings. The Company expects the retail segment will account for a larger percentage of sales in the future.

     The delays in designing, producing and shipping the visor and tonneau cover product lines resulted in further reductions of sales in fiscal 1997. The Company is completing a re-engineering and testing of the visors and expects to begin shipping the Solar and Lunar visor lines for the full size light duty trucks in the first and second quarters of fiscal 1998. During fiscal 1998, market penetration of the new visor may be slower due to customer concerns caused by original product design problems. The Company is completing tooling on its re-engineered snapless tonneau, which is expected to begin shipping early in the second quarter of fiscal 1998.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                   (CONTINUED)


     The Company has experienced significant delays in the implementation of its new software programs due to software vendor quality problems. The Company is implementing a previously released program and expects to complete implementation by early October. The Company believes the additional features and controls will allow a solid information platform for future internal and external growth. In conjunction with the software implementation, the Company is currently implementing a QS9000 quality program and expects to be certified by December 1998 for both its Oklahoma and Minnesota locations. The quality certification is critical to original equipment manufacturing customers such as Ford, Chrysler, and General Motors.

     The Company plans to leverage its current brand awareness and take advantage of the fragmented automotive accessory market by executing an aggressive Company acquisition program. The acquisition strategy will focus on the light truck accessory aftermarket by increasing market share of the Company's current product categories, adding additional product categories, production capabilities, or distribution capabilities.

     Over the last two fiscal years, the demand and prices for raw material products, including plastic resins, fiberglass and corrugated packaging, have stabilized. The Company anticipates a small price increase in plastics and packaging, which are not expected to significantly impact the Company's gross profit margins.

EFFECTS OF INFLATION:
     Although increases in costs of certain materials and labor could adversely affect the Company's operations, the Company generally has been able to increase its selling prices to offset increased costs. Price competition, however, particularly in the plastic product lines, could affect the ability of the Company to increase its selling prices to reflect such increased costs. In general, the Company believes that the relatively moderate inflation over the last few years has not had a significant impact on the Company's net sales, but that increasing raw material prices have had an impact on gross profit margins.

FINANCIAL CONDITION:
SUMMARY: The Company's financial condition on June 30, 1997 was strong. Cash and marketable securities, including restricted cash, totalled $13,944, or 34% of total assets. Working capital, the difference between current assets and current liabilities, continued to increase. The Company has no working capital lines of credit. The Company financed its new production, warehouse, and office facility with tax-exempt Industrial Development Revenue Bonds.

     The following key measurements are indicative of the excellent liquidity and strong financial position of the Company.

                                                          Years ended June 30,
                                              1997                1996               1995
----------------------------------------------------------------------------------------------
Cash and Marketable Securities             $    13,944        $    11,371         $    12,079
  (including restricted cash)
Working Capital                            $    26,142        $    24,649         $    21,761
Current Ratio                                 7.2 to 1           6.1 to 1            4.5 to 1
Cash Flow from Operations                  $     4,528        $     3,010         $     2,871
Stockholders' Equity                       $    32,853        $    30,507         $    25,504
Stockholders' Equity to Total Liabilities     3.8 to 1           3.1 to 1            2.3 to 1


LIQUIDITY: Cash flow from operations continued to provide sufficient funds to meet working capital and investment needs. Cash and marketable securities, including restricted cash, increased $2,573 to $13,944 at June 30, 1997.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                 (CONTINUED)


     Accounts receivable decreased by $1,651, or 16%, at June 30, 1997, as days' sales outstanding (the average days worth of sales that are in accounts receivable) decreased to 70 days from 78 days. Days' sales outstanding, which is traditionally higher as of year end due to the seasonality of business, was lower at June 30, 1997, due to decreased sales principally related to shipping delays for new products.

     Inventories increased by $411, or 7%, at June 30, 1997. The increase in inventories was due to lower than anticipated sales in the fourth quarter of fiscal 1997.

     Accounts payable decreased by $428, or 19%, at June 30, 1997, due to the timing of inventory purchases and more aggressive cash management to maximize vendor cash discounts.

     Purchases of plant and equipment during fiscal 1997 and 1996 were principally associated with internal and external tooling costs, fiberglass and plastics production equipment and information system purchases. Due to capital spending limitations associated with the Industrial Development Revenue Bond offering during fiscal 1995, all large equipment purchases and new computer hardware and software systems in fiscal 1995 and 1996 were obtained through operating leases. The total value of equipment leased during these periods was $2,741. Purchases of property, plant and equipment in fiscal 1997 were $1,487, which represented a $672 increase from fiscal 1996. This increase was due to the fact that the Company did not enter into any operating leases during fiscal 1997.

     During June 1996, the Company acquired the assets and assumed certain liabilities of Innovative Accessories, Inc. ("Innovative"). From November 1995 until June 1996, the Company provided funds to Innovative totaling $2,230 to pay off prior debts, reduce accounts payable, and fund working capital. In addition, as part of the acquisition, the Company paid additional consideration and transaction costs and will pay future royalty payments to the former Innovative shareholders based upon future sales.

     The Company expects future working capital requirements to be financed by cash flow from operations and capital requirements to be financed or met through operating leases or cash flow from operations.

CAPITAL:
     During fiscal 1995, the Company entered into a long-term financing agreement for the first time in its history. On September 1, 1994, the City of Anoka, Minnesota offered a $5,450 series of Industrial Development Revenue Bonds on behalf of Lund Industries, Incorporated, a wholly-owned subsidiary of the Company, with sequential annual maturities which began on September 1, 1995 and will continue through 2004, bearing interest rates between 5.8% and 6.5%, depending upon maturity. The proceeds were used to build the Company's new facility and acquire production machinery and equipment.

     Although the Company has no other long-term debt other than the Industrial Development Revenue Bonds, the Company is prepared to utilize debt if necessary to pursue an acquisition program. The Company believes its strong cash flow will enable the Company to acquire sufficient capital to fund anticipated future acquisitions which will be complementary to the Company's operating philosophies.

     Statements relating to future financial results, acquisitions, Company operations, trends and market analysis, among others, are forward-looking statements under the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties which could cause results to differ materially from those anticipated. Among the factors that could cause results to differ materially are the following: consumer preference changes, adverse market developments, inability to effectively carry out an acquisition strategy, expansion into new distribution channels, additional delays in design, development, testing or shipping of products, increased competition, general economic developments and trends, developments and trends in the light truck and automotive accessory market and increased costs. This is not an exhaustive list and the Company may supplement this list in future filings or releases or in connection with the making of forward-looking statements.

                         CONSOLIDATED BALANCE SHEETS

                                     ASSETS                             AS OF JUNE 30,
                                                                     1997            1996
                                                                ----------------------------
Current assets:
   Cash and temporary cash investments ......................   $    277,740    $  1,643,416
   Restricted cash ..........................................      1,393,146       1,096,709
   Marketable securities ....................................     12,273,163       8,630,649
   Accounts receivable, net .................................      8,325,739       9,933,366
   Inventories ..............................................      6,611,761       6,351,279
   Deferred income taxes ....................................        743,900         815,600
   Other current assets .....................................        713,617       1,047,776
                                                                ------------    ------------
          Total current assets ..............................     30,339,066      29,518,795

Property and equipment, net .................................      7,310,357       6,906,446
Intangibles, net ............................................      2,223,420       2,355,424
Restricted cash and marketable securities ...................        580,242         777,919
Other assets ................................................        991,621         761,021
                                                                ------------    ------------
          Total assets ......................................   $ 41,444,706    $ 40,319,605
                                                                ============    ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable, trade ..................................   $  1,861,446    $  2,289,763
   Accrued expenses .........................................      1,698,815       1,723,902
   Income taxes payable .....................................        176,345         416,446
   Long-term debt, current portion ..........................        460,000         440,000
                                                                ------------    ------------
          Total current liabilities .........................      4,196,606       4,870,111

Long-term debt, less current portion ........................      4,130,000       4,590,000
Other liabilities ...........................................        265,178         352,225

Commitments (Note 5)

Stockholders' equity:
   Preferred stock, $.01 par value; authorized
      2,000,000 shares; none issued .........................           --              --
   Common stock, $.10 par value; authorized
      25,000,000 shares; issued and outstanding
      4,393,970 and 4,391,970 shares at
      June 30, 1997 and 1996, respectively ..................        439,397         439,197
   Class B common stock, $.01 par value; authorized
      3,000,000 shares; none issued .........................           --              --
   Additional paid-in capital ...............................        986,675         975,875
   Unrealized holding gains (losses) on marketable securities          9,957         (60,442)
   Unearned deferred compensation ...........................        (91,352)       (159,872)
   Retained earnings ........................................     31,508,245      29,312,511
                                                                ------------    ------------
          Total stockholders' equity ........................     32,852,922      30,507,269
                                                                ------------    ------------

          Total liabilities and stockholders' equity ........   $ 41,444,706    $ 40,319,605
                                                                ============    ============

         The accompanying notes are an integral part of the consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF EARNINGS


                                              YEARS ENDED JUNE 30,
                                 ----------------------------------------------
                                      1997             1996             1995
                                 ------------     ------------     ------------

Net sales ....................   $ 43,304,927     $ 46,423,208     $ 47,383,663
Cost of goods sold ...........     28,531,370       28,824,792       27,351,277
                                 ------------     ------------     ------------
    Gross profit .............     14,773,557       17,598,416       20,032,386

Operating expenses
    General and administrative      4,386,304        3,942,855        3,932,559
    Selling and marketing ....      6,332,003        5,749,668        4,888,045
    Research and development .      1,289,655        1,108,750          934,076
                                 ------------     ------------     ------------
      Total operating expenses     12,007,962       10,801,273        9,754,680
                                 ------------     ------------     ------------
Income from operations .......      2,765,595        6,797,143       10,277,706
Other income (expense)
    Interest expense .........       (293,289)        (324,792)        (133,566)
    Interest income ..........        694,857          601,362          613,359
    Other, net ...............        (37,643)         (18,797)        (100,749)
                                 ------------     ------------     ------------
      Other income, net ......        363,925          257,773          379,044
                                 ------------     ------------     ------------
Income before income taxes ...      3,129,520        7,054,916       10,656,750
Provision for income taxes ...        933,786        2,432,754        3,676,579
                                 ------------     ------------     ------------
         Net income ..........   $  2,195,734     $  4,622,162     $  6,980,171
                                 ============     ============     ============

         Net income per share    $        .50     $       1.05     $       1.58
                                 ============     ============     ============

Common and common
  equivalent shares ..........      4,393,566        4,393,889        4,429,661
                                 ============     ============     ============

         The accompanying notes are an integral part of the consolidated financial statements.

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                    YEARS ENDED JUNE 30, 1997, 1996 AND 1995

                                            COMMON STOCK                  UNREALIZED HOLDING
                                       ----------------------   ADDITIONAL   GAINS (LOSSES)   UNEARNED
                                       NUMBER OF      DOLLAR     PAID-IN     ON MARKETABLE    DEFERRED     RETAINED
                                        SHARES        AMOUNT     CAPITAL      SECURITIES    COMPENSATION   EARNINGS        TOTAL
                                       ---------    ---------   ---------  ---------------- ------------  -----------   -----------
   Balance, June 30, 1994              4,344,052    $ 434,405   $ 306,858     $(382,691)          --      $17,710,178   $18,068,750
                                       ---------    ---------   ---------     ---------      ---------    -----------   -----------
   Restricted shares issued               42,500        4,250     456,475          --        $(332,799)          --         127,926
   Options exercised                       1,350          135       4,084          --             --             --           4,219
   Net income                               --           --          --            --             --        6,980,171     6,980,171
   Change in unrealized holding gains
     (losses) on marketable securities      --           --          --         232,335           --             --         232,335
   Amortization of deferred
     compensation                           --           --          --            --           90,624           --          90,624
                                       ---------    ---------   ---------     ---------      ---------    -----------   -----------
   Balance, June 30, 1995              4,387,902      438,790     767,417      (150,356)      (242,175)    24,690,349    25,504,025
   Restricted shares canceled            (15,000)      (1,500)    (10,423)         --           11,923           --            --
   Options exercised                      19,068        1,907     218,881          --             --             --         220,788
   Net income                               --           --          --            --             --        4,622,162     4,622,162
   Change in unrealized holding gains
     (losses) on marketable securities      --           --          --          89,914           --             --          89,914
   Amortization of deferred
     compensation                           --           --          --            --           70,380           --          70,380
                                       ---------    ---------   ---------     ---------      ---------    -----------   -----------
   Balance, June 30, 1996              4,391,970      439,197     975,875       (60,442)      (159,872)    29,312,511    30,507,269
   Options exercised                       2,000          200      10,800          --             --             --          11,000
   Net income                               --           --          --            --             --        2,195,734     2,195,734
   Change in unrealized holding gains
     (losses) on marketable securities      --           --          --          70,399           --             --          70,399
   Amortization of deferred
     compensation                           --           --          --            --           68,520           --          68,520
                                       ---------    ---------   ---------     ---------      ---------    -----------   -----------
   Balance, June 30, 1997              4,393,970    $ 439,397   $ 986,675     $   9,957      $ (91,352)   $31,508,245   $32,852,922
                                       =========    =========   =========     =========      =========    ===========   ===========

         The accompanying notes are an integral part of the consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                YEARS ENDED JUNE 30,
                                                                   --------------------------------------------
                                                                        1997            1996            1995
                                                                   ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income .................................................   $  2,195,734    $  4,622,162    $  6,980,171
    Adjustments to reconcile net income to
     net cash provided by operating activities:
      Depreciation .............................................      1,039,887         779,388         556,024
      Amortization .............................................        284,164         128,813         116,159
      Deferred income taxes ....................................         71,700        (136,800)       (106,700)
      Gain on disposal of property and equipment ...............        (38,000)        (17,065)        (43,529)
      Provision for (reduction in) doubtful accounts ...........        (43,248)        228,200          29,190
      Provision for (reduction in) inventory reserves ..........        150,077          52,895         (32,019)
    Changes in operating assets and liabilities, net of
     impact of acquisition in 1996:
      Accounts receivable ......................................      1,650,875        (407,852)     (3,347,851)
      Inventories ..............................................       (410,559)     (1,123,971)     (2,836,781)
      Other current and other assets ...........................        321,329        (158,391)       (355,476)
      Accounts payable, trade ..................................       (428,317)       (836,466)      1,661,665
      Accrued expenses .........................................        (25,087)       (146,034)        412,506
      Income taxes payable .....................................       (240,101)         25,320        (162,579)
                                                                   ------------    ------------    ------------
         Net cash provided by operating activities .............      4,528,454       3,010,199       2,870,780
                                                                   ------------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of property and equipment ........................     (1,487,432)       (814,959)     (5,751,634)
    Proceeds from sales of property and equipment ..............         81,634          76,822          59,094
    Purchase of marketable securities ..........................    (12,365,349)     (7,880,519)     (7,316,913)
    Proceeds from sales and redemptions of marketable securities      8,793,234      10,365,818       3,387,551
    Change in restricted cash and marketable securities ........        (98,760)        245,729      (2,120,357)
    Increase in note receivable to Innovative Accessories, Inc.            --        (2,230,089)           --
    Acquisition costs ..........................................           --          (114,341)           --
    Other investing activities .................................       (301,410)       (175,320)       (123,631)
                                                                   ------------    ------------    ------------
         Net cash used in investing activities .................     (5,378,083)       (526,859)    (11,865,890)
                                                                   ------------    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Cost of bond issuance, net .................................           --              --          (151,682)
    Proceeds from bond offering ................................           --              --         5,450,000
    Checks issued in excess of cash balances ...................           --          (909,880)        909,880
    Payment of long-term debt ..................................       (440,000)       (420,000)           --
    Proceeds from issuance of common stock .....................         11,000         220,788           4,219
    Payment of other liabilities ...............................        (87,047)           --              --
                                                                   ------------    ------------    ------------
         Net cash (used in) provided by financing activities ...       (516,047)     (1,109,092)      6,212,417
                                                                   ------------    ------------    ------------
    Net (decrease) increase in cash and
      temporary cash investments ...............................     (1,365,676)      1,374,248      (2,782,693)

CASH AND TEMPORARY CASH INVESTMENTS:
    Beginning of year ..........................................      1,643,416         269,168       3,051,861
                                                                   ------------    ------------    ------------
    End of year ................................................   $    277,740    $  1,643,416    $    269,168
                                                                   ============    ============    ============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid for income taxes .................................   $  1,102,187    $  2,544,234    $  3,947,415
                                                                   ============    ============    ============
    Cash paid for interest .....................................   $    301,209    $    333,843    $     23,817
                                                                   ============    ============    ============
SUPPLEMENTAL DISCLOSURES OF SIGNIFICANT NON-CASH
    INVESTING AND FINANCING ACTIVITIES:
    Restricted shares issued ...................................           --              --      $    127,926
                                                                   ============    ============    ============
    Change in unrealized holding gains (losses) on
      marketable securities ....................................   $     70,399    $     89,914    $    232,335
                                                                   ============    ============    ============
    Conversion of note receivable to consideration for
      Innovative Accessories, Inc. .............................           --      $  2,230,089            --
                                                                   ============    ============    ============

         The accompanying notes are an integral part of the consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

   Lund International Holdings, Inc. (the "Company") designs, manufactures, and distributes aftermarket automotive accessories for light duty trucks, sport utility vehicles and vans. The following is a summary of the significant accounting policies used in the preparation of the Company's consolidated financial statements:

PRINCIPLES OF CONSOLIDATION
   The consolidated financial statements include the accounts of Lund International Holdings, Inc. and its wholly-owned subsidiaries, Lund Industries, Incorporated; Lund Acquisition Corp.; and Lund FSC, Inc. All material intercompany balances and transactions have been eliminated in consolidation.

INVENTORIES
   Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. The Company has established a reserve to record inventories at estimated net realized value. Inventory reserves are determined based on the Company's continuing analysis of inventory levels in excess of current requirements or considered to be obsolete.

TEMPORARY CASH INVESTMENTS
   Temporary cash investments consist of money market funds and certificates of deposit, which are stated at cost which approximates market. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be temporary cash investments.

MARKETABLE SECURITIES
   Marketable securities consist of debt securities. Marketable securities are classified as available-for-sale securities and are recorded at fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. A decline in the market value of any available-for-sale security below cost that is deemed other than temporary results in a charge to earnings resulting in the establishment of a new cost basis for the security. Cost is determined on a specific identification basis.

REVENUE RECOGNITION
   Revenue is recognized upon shipment of the product. The Company estimates and records provisions for sales returns and allowances based on its historical experience.

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

   Costs for internally manufactured molds, tooling and dies relating to the hand laid fiberglass product lines are expensed when incurred as their estimated useful life is less than one year. Purchases of externally manufactured molds, tooling and dies, and internally manufactured molds, tooling and dies related to the plastics and automated close mold fiberglass product lines are capitalized and amortized over the estimated life of the asset.

   Long-lived assets are analyzed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)


AMORTIZATION OF INTANGIBLES
   Intangibles, consisting mainly of patents, non-compete agreements and goodwill, are amortized on a straight-line basis over their estimated lives. Costs incurred in applications for new patents and purchases of patents are capitalized and amortized over the life of the patent. Costs for defending and protecting Company patents are expensed when incurred. Goodwill is amortized over twenty years.

   The Company quarterly evaluates the recoverability of intangibles based on analyses of estimated future undiscounted cash flows.

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

   In February 1997, Statement of Financial Accounting Standards No. 128 (SFAS No. 128), Earnings per Share (EPS) was issued by the Financial Accounting Standards Board. This standard, which the Company must adopt effective with its second quarter of fiscal year 1998, requires dual presentation of basic and diluted EPS on the face of the consolidated statements of earnings. Net income per share currently presented by the Company is comparable to the diluted EPS required under SFAS No. 128. Basic EPS for the Company will be calculated based on only common shares outstanding without considering the dilutive effects of common stock equivalents.

USE OF ESTIMATES
   The preparation of the Company's consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant areas which require the use of management's estimates relate to allowances for doubtful accounts receivable and inventory obsolescence and accruals for warranty claims, customer rebates, and advertising.

RECLASSIFICATIONS
   Certain reclassifications have been made to the 1996 and 1995 amounts to conform to the 1997 presentation with no effect on previously reported net income or stockholders' equity.


2.    OTHER FINANCIAL STATEMENT DATA
--------------------------------------------------------------------------------

ADVERTISING
   The Company expenses the production and space costs of advertising the first time the advertising takes place, except for costs of direct response advertising, product catalogs and brochures, which are capitalized and amortized over the expected period of future benefits.

   At June 30, 1997 and 1996, $159,659 and $257,153, respectively, of direct response advertising costs, product catalogs, and brochures were reported as other current assets, net of accumulated amortization. Advertising expense was $2,738,285, $2,577,981, and $1,991,976 in 1997, 1996 and 1995, respectively.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)


MARKETABLE SECURITIES
                                                       1997             1996
                                                  -------------    ------------
    Amortized cost                                $  12,263,206    $  8,691,091
    Gross unrealized holding gains (losses)               9,957         (60,442)
                                                  -------------    ------------
    Fair value                                    $  12,273,163    $  8,630,649
                                                  =============    ============


The contractual maturities of available-for-sale securities at June 30, 1997 are as follows:

                                                                    Fair Value
                                                                  -------------
    Due in one year or less                                       $   3,931,554
    Due after one year through five years                             7,390,303
    Due after five years through ten years                              200,694
    Due after ten years                                                 750,612
                                                                  -------------

    Fixed maturities available-for-sale securities                $  12,273,163
                                                                  =============

   Proceeds from the sales of marketable securities were $4,963,330, $7,861,812, and $3,016,600 in 1997, 1996 and 1995, respectively. Proceeds from the redemptions of marketable securities were $3,829,904, $2,504,006, and $370,951 in 1997, 1996 and 1995, respectively. Net realized gains (losses) included in net income in 1997, 1996 and 1995 were $11,125, ($1,628), and ($160,108), respectively.

ACCOUNTS RECEIVABLE
                                                     1997              1996
                                                 ------------     -------------
Trade accounts receivable                        $  8,914,739     $  10,653,366
Less allowance for doubtful accounts                 (589,000)         (720,000)
                                                 ------------     -------------
                                                 $  8,325,739     $   9,933,366
                                                 ============     =============

INVENTORIES
                                                      1997             1996
                                                 ------------     ------------
Raw materials                                    $  3,309,440     $  3,329,323
Finished goods and work-in-process                  3,302,321        3,021,956
                                                 ------------     ------------
                                                 $  6,611,761     $  6,351,279
                                                 ============     ============

PROPERTY AND EQUIPMENT
                                                                       Estimated
                                                                         Useful
                                       1997            1996              Lives
                                 -------------    ------------------------------

Land                             $       1,983    $       1,983
Building                             5,468,517        5,433,605         25 years
Machinery and equipment              3,941,882        2,730,718        5-7 years
Furniture and fixtures               1,107,231          883,136          3 years
                                 -------------    -------------
                                    10,519,613        9,049,442
Less accumulated depreciation       (3,209,256)      (2,142,996)
                                 -------------    -------------
                                 $   7,310,357    $   6,906,446
                                 =============    =============

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)


INTANGIBLES
                                                     1997              1996
                                                 ------------      ------------
Intangibles                                      $  2,543,422      $  2,475,472
Less accumulated amortization                        (320,002)         (120,048)
                                                 ------------      ------------
                                                 $  2,223,420      $  2,355,424
                                                 ============      ============

ACCRUED EXPENSES
                                                      1997              1996
                                                 ------------      ------------
Salaries and vacation                            $    360,323      $    320,266
Customer rebates                                      397,016           422,783
Warranty                                              324,189           196,578
Advertising                                           245,792            77,739
Other                                                 371,495           706,536
                                                 ------------      ------------
                                                 $  1,698,815      $  1,723,902
                                                 ============      ============


3.    LONG-TERM DEBT
--------------------------------------------------------------------------------

    Long-term debt at June 30 consisted of:

                                                      1997             1996
                                                 ------------      ------------
Industrial Development Revenue Bonds,
  interest ranging from 5.80% to 6.50%
  due in annual installments through 2004        $  4,590,000      $  5,030,000
Less current portion                                 (460,000)         (440,000)
                                                 ------------      ------------
                                                 $  4,130,000      $  4,590,000
                                                 ============      ============

Long-term debt maturities are as follows:

    1998                                                     $    460,000
    1999                                                          500,000
    2000                                                          520,000
    2001                                                          545,000
    2002                                                          580,000
    Thereafter                                                  1,985,000
                                                             ------------
                                                             $  4,590,000
                                                             ============

     The bonds contain certain covenants which, among other things, require the Company to maintain a minimum level of interest coverage, fixed charge coverage and maximum ratio of debt to capitalization and limit the amount of purchases of capital equipment. The bonds were issued to provide the Company with funding to finance the constructing and equipping of its new manufacturing facility, completed in 1995. The loan agreement restricts certain cash and marketable securities in accordance with the terms of the agreement. Total restricted cash and marketable securities at June 30 were as follows:

                                                                 1997              1996
                                                            ------------       ------------
Restricted cash - current                                   $  1,393,146       $  1,096,709
Restricted cash and marketable securities - long-term            580,242            777,919
                                                            ------------       ------------
Total restricted cash and marketable securities             $  1,973,388       $  1,874,628
                                                            ============       ============


                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)


4.    RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------

   A member of the Company's Board of Directors during 1997, 1996 and 1995 has an ownership interest in another entity from which the Company purchases products and previously rented facilities. A summary of these items is as follows:

                                      1997            1996              1995
                                 ------------     ------------     ------------
      Rents - Facilities                  ---              ---     $    351,447
      Purchase of components     $  1,460,998     $  1,667,982        1,336,268

In addition, during 1995, the Company leased some of its facilities and equipment from certain employees and/or stockholders of the Company under noncancelable operating leases. Total lease expense for these facilities, including real estate taxes and equipment rental, in 1995 was $498,397.


5.    COMMITMENTS
--------------------------------------------------------------------------------

OPERATING LEASE COMMITMENTS
   The Company has various noncancelable operating leases for certain facilities and certain equipment related to the Company's manufacturing facility and computer system. Total lease expense in 1997, 1996 and 1995 was $886,919, $422,639, and $26,739, respectively.

   Future minimum lease payments required under the noncancelable operating leases are as follows:

     1998                                        $    775,989
     1999                                             589,248
     2000                                             589,248
     2001                                             223,813
     2002                                              76,800
   Thereafter                                          51,200
                                                 ------------
                                                 $  2,306,298
                                                 ============

PURCHASE COMMITMENTS
     At June 30, 1997, the Company had contractual supply agreements to purchase certain products from several suppliers. Based upon the contract provisions and Company estimates, these commitments are as follows:


  1998                                           $  2,740,250
  1999                                                900,000
                                                 ------------
                                                 $  3,640,250
                                                 ============


6.    SIGNIFICANT CUSTOMERS
--------------------------------------------------------------------------------

   During 1997 and 1995, one of the Company's customers represented approximately 15.1% and 14.6%, respectively, of net sales. During 1996, none of the Company's customers represented over 10% of net sales. At June 30, 1997 and 1996, one of the Company's customers represented approximately 35.6% and 17.6%, respectively, of the Company's accounts receivable.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)


7.    INCOME TAXES
--------------------------------------------------------------------------------

   The provision for income taxes is summarized as follows:

                                        1997          1996           1995
                                    ----------   ------------   ------------
Current:
   Federal                          $  734,186   $  2,326,754   $  3,365,279
   Foreign                              26,900         21,800         24,000
   State                               101,000        221,000        394,000
                                    ----------   ------------   ------------
                                       862,086      2,569,554      3,783,279
                                    ----------   ------------   ------------
Deferred:
   Federal                              65,300       (125,900)       (97,700)
   State                                 6,400        (10,900)        (9,000)
                                    ----------   ------------   ------------
                                        71,700       (136,800)      (106,700)
                                    ----------   ------------   ------------
                                    $  933,786   $  2,432,754   $  3,676,579
                                    ==========   ============   ============

   The effective tax rate differs from the statutory federal income tax rate as follows:

                                       1997           1996           1995
                                       ----           ----           ----
Statutory federal
   income tax rate                     34.0%          34.0%          34.0%
State income taxes,
   net of federal tax effect            2.3            2.1            2.4
Foreign Sales Corporation              (1.7)           (.6)           (.4)
Tax exempt interest                    (6.3)          (2.1)          (1.2)
Other                                   1.5            1.1            (.3)
                                       ----           ----           ----
                                       29.8%          34.5%          34.5%
                                       ====           ====           ====


   Deferred taxes result from temporary differences in the recognition of revenue and expense for income tax and financial statement purposes. The sources of these differences and the related income tax effect are as follows:

                                           1997           1996          1995
                                       ----------    -----------    -----------
Allowance for doubtful accounts        $   45,400    $   (69,600)   $    17,700
Inventory capitalization                   70,300        (59,200)        (4,400)
Accruals not currently deductible
   for tax purposes                         2,400        (32,000)       (51,800)
Vacation accrual                          (20,300)        (2,300)       (23,400)
Other, net                                (26,100)        26,300        (44,800)
                                       ----------    -----------    -----------
                                       $   71,700    $  (136,800)   $  (106,700)
                                       ==========    ===========    ===========


   The tax effects of temporary differences that give rise to deferred income tax assets at June 30 as follows:

                                            1997          1996
                                        ----------    ----------
Allowance for doubtful accounts         $  220,900    $  266,300
Inventory capitalization                       ---        70,300
Accruals not currently deductible
   for tax purposes                        421,500       423,900
Vacation accrual                            71,000        50,700
Other, net                                  30,500         4,400
                                        ----------    ----------
                                        $  743,900    $  815,600
                                        ==========    ==========

There is no valuation allowance as of June 30, 1997 and 1996.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)


8.    STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

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

   Option activity is summarized as follows:

                                                           Weighted Average
                                           Number            Exercise Price
                                         of Shares             Per Share
                                         ---------         ----------------
     Balance, June 30, 1994               149,018             $  15.41
     Granted                              250,000                18.29
     Canceled                              (7,500)               16.125
     Exercised                             (1,350)                3.125
                                         --------             ---------
     Balance, June 30, 1995               390,168                17.29
     Granted                              120,000                15.67
     Canceled                             (45,600)               16.125
     Exercised                            (19,068)               11.58
                                         --------             ---------
     Balance, June 30, 1996               445,500                17.22
     Canceled                              (9,500)               16.125
                                         --------             ---------
     Balance, June 30, 1997               436,000             $  17.24
                                         ========             =========

     Number of shares exercisable
       at June 30, 1997                   153,600
                                         ========

    At June 30, 1997, the weighted average exercise price and remaining life of the stock options are as follows:

   Range of exercise price          $13.50 - $16.75   $21.25 - $21.50    Total
   -----------------------          ---------------   ---------------    -----

   Total options outstanding             336,000           100,000       436,000
   Weighted average exercise price        $16.02            $21.35        $17.24
   Weighted average remaining life     7.5 years         7.9 years     7.5 years
   Options exercisable                   113,600            40,000       153,600
   Weighted average price of
      exercisable options                 $16.08            $21.35        $17.45

NON-EMPLOYEE DIRECTOR OPTIONS
   The Company has a Non-Employee Director Stock Option Plan which authorizes grants of options to purchase up to 40,000 shares of the Company's common stock.

   The option price must be 100% of the fair market value of the common stock at the time the option is granted. Options expire five years from the date of grant. Options become exercisable at the date of grant or as determined by the Board of Directors or appropriate committee. During 1997, 2,000 options were exercised at $5.50 per share. Options outstanding at June 30, 1997 were 28,000 shares at $11.25 to $20.625 per share. Total shares exercisable at June 30, 1997 were 28,000 shares, which have a weighted average exercise price of $14.83 and a weighted average remaining life of 3.1 years.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)


STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 123
   In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, a standard of accounting and reporting for stock-based compensation plans. The Company has adopted the standard in 1997. The Company has continued to measure compensation cost for its stock option plans using the intrinsic value method of accounting it has historically used and, therefore, the standard has no effect on the Company's operating results.

Had the Company used the fair-value-based method of accounting for its stock option plans beginning in 1996 and charged compensation cost against income over the vesting period, net income and net income per share for 1997 and 1996 would have been the following pro forma amounts:

                                                      1997             1996
                                                    ----------       ----------
               Net income:
                   As reported                      $2,195,734       $4,622,162
                   Pro forma                         2,072,488        4,540,583
               Net income per share:
                   As reported                      $      .50       $     1.05
                   Pro forma                               .47             1.03

The pro forma information above only includes stock options granted in 1996 and 1997. Compensation under the fair-value-based method of accounting will increase over the next few years as additional stock option grants are considered.

   The weighted-average grant-date fair value of options granted during 1997 and 1996 was $5.02 and $6.84, respectively. The weighted-average grant-date fair value of options was determined by using the fair value of each option grant on the date of grant, utilizing the Black-Scholes option-pricing model and the following key assumptions:

                                                     1997              1996
                                                 ------------      ------------

                   Risk-free interest rates      6.21% - 6.29%     5.84% - 6.42%
                   Expected life                      4 years           4 years
                   Expected volatility                  47.47%            47.47%
                   Expected dividends                    None              None

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

   Amortization of the restricted stock's value (at the date of award) over the vesting period resulted in compensation expense of approximately $68,520, $70,380, and $90,624 in 1997, 1996 and 1995, respectively.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)


9.    RETIREMENT SAVINGS PLAN
--------------------------------------------------------------------------------

   The Company has a 401(k) Retirement Savings Plan covering substantially all of its employees. The Company provides matching contributions in accordance with the plan. The Company's contribution to the plan in 1997, 1996 and 1995 was $93,227, $80,377, and $71,080, respectively.


10.   ACQUISITION
--------------------------------------------------------------------------------

   During November 1995, the Company entered into an agreement to provide working capital funds and to market products for Innovative Accessories, Inc. ("Innovative"). In connection with this agreement, the Company provided a working capital note of $2,230,089.

   During June 1996, the Company acquired the assets and assumed certain liabilities of Innovative for a purchase price equal to the outstanding working capital note of $2,230,089, additional consideration and transaction costs, and future royalty payments to the former Innovative shareholders based upon future sales of Innovative.

   The cost in excess of net tangible and identifiable intangible assets acquired, which consists principally of goodwill, was approximately $2,238,975. The acquisition has been recorded using the purchase method of accounting, and Innovative's results have been included in the Company's operating results from the date of acquisition. The acquisition is not significant to the Company's overall results.


11.   SUBSEQUENT EVENT
--------------------------------------------------------------------------------

   On September 9, 1997, Harvest Partners, Inc., a private investment firm, purchased 38% of the Company from the Company's former Chairman of the Board and his family.


12.   QUARTERLY FINANCIAL DATA (UNAUDITED)
--------------------------------------------------------------------------------

(In thousands, except per share data)

                                    Sept. 30          Dec. 31         March 31        June 30      Year Ended
                                    --------          -------         --------        -------      ----------
   1997
   ----
   Net sales                       $   10,406       $   10,346       $   10,441     $   12,112     $   43,305
   Gross profit                         3,346            3,684            3,530          4,214         14,774
   Net income                             462              463              467            804          2,196
   Net income per share*                  .11              .11              .11            .18            .50

   1996
   ----
   Net sales                       $   10,436       $   10,268       $   11,525     $   14,194     $   46,423
   Gross profit                         3,910            3,899            4,238          5,551         17,598
   Net income                             995              821            1,218          1,588          4,622
   Net income per share                   .22              .19              .28            .36           1.05


*The summation of quarterly net income per share does not equate to the calculation for the full fiscal year as quarterly calculations are performed on a discrete basis.

                        REPORT OF INDEPENDENT ACCOUNTANTS


The Board of Directors and Stockholders
Lund International Holdings, Inc.:


We have audited the accompanying consolidated balance sheets of Lund International Holdings, Inc. as of June 30, 1997 and 1996, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The financial statements of Lund International Holdings, Inc. for the year ended June 30, 1995, were audited by other auditors whose report dated August 11, 1995, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1997 and 1996 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lund International Holdings, Inc. as of June 30, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



                                           Coopers & Lybrand L.L.P.


Minneapolis, Minnesota
August 18, 1997, except for Note 11 as to which the date is September 9, 1997

                                FIVE YEAR SUMMARY

---------------------------------------------------------------------------------------------------------------------
Years ended June 30,                 1997              1996              1995             1994              1993
---------------------------------------------------------------------------------------------------------------------
Net sales                      $   43,304,927     $  46,423,208     $  47,383,663    $  36,395,124      $  26,125,011

Income before
  income taxes                      3,129,520         7,054,916        10,656,750        8,120,822          6,025,674

Provision for income taxes            933,786         2,432,754         3,676,579        2,842,289          2,094,928

Net income                          2,195,734         4,622,162         6,980,171        5,278,533          3,930,746

Net income per share                      .50              1.05              1.58             1.20                .90

Total assets                       41,444,706        40,319,605        36,706,198       21,127,377         15,203,422

Long-term liabilities               4,395,178         4,942,225         5,030,000              ---                ---

Total stockholders' equity         32,852,922        30,507,269        25,504,025       18,068,750         13,019,752


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

---------------------------------------------------------------------------------------
                            1997                     1996                    1995
                         Bid Prices               Bid Prices              Bid Prices
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------
                       High      Low            High      Low           High      Low
First Quarter         $14.25    $10.50         $21.00    $16.00        $19.25    $16.00
Second Quarter         13.00     10.75          18.50     10.25         20.75     15.75
Third Quarter          13.75     11.25          14.00     11.50         23.25     16.00
Fourth Quarter         13.25      9.50          15.75     11.75         23.00     19.00


   As of June 30, 1997, there were 165 Lund International Holdings, Inc. stockholders of record. The Company estimates that an additional 2,700 stockholders own stock held for their account at brokerage firms and financial institutions.

   Lund International Holdings, Inc. has never paid cash dividends on its common stock. Payment of dividends is within the discretion of the Company's Board of Directors.